J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 1, 2025

Ms. Kalkidan Ezra

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 (“N-14”) of J.P. Morgan Exchange-Traded Fund Trust (File No. 333-287782) (“Trust”)

Dear Ms. Ezra:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the N-14 filed on behalf of the Trust on June 4, 2025 regarding the proposed reorganization of JPMorgan Unconstrained Debt Fund (the “Target Fund”) into JPMorgan Flexible Det ETF (the “Acquiring Fund” and together with the Target Fund, the “Funds”) (such reorganization, the “Reorganization”).

This letter is in response to the disclosure comments Ms. Ezra provided to Ms. Wu by telephone on June 26, 2025. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the N-14. We will incorporate any changes referenced below into the N-14 for the Trust.

Comment 1: The Staff reminds the Trust and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosure. Please provide responses to all of the Staff’s comments on EDGAR within a reasonable time prior to effectiveness and provide by email a redline showing any changes to the registration statement. For any portions that are left blank or any placeholders, please ensure that they are filled in prior to effectiveness.

Response: We confirm that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the registration statement and that we will provide the Staff with a response letter in the form of correspondence prior to effectiveness. We further confirm that a redline of the registration statement will be provided to the Staff prior to effectiveness and that any missing information will be provided in the definitive filing.

Comment 2: In the letter to shareholders, it is stated that “[t]he Target Fund will be reorganized into an exchange-traded fund (“ETF”) though the reorganization of the Target Fund into a newly-created ETF (the “Acquiring Fund” and together with the Target Fund, the “Funds”).” Please revise “though” to “through.”

Response: The disclosure has been revised accordingly.

Comment 3: With respect to the Q&A entitled “Are there other benefits that I will experience as a shareholder of the Acquiring Fund?”, please consider including a bullet point for lower net expenses as the information provided above indicated lower net expenses as a benefit.

Response: The disclosure has been revised accordingly.

Comment 4: With respect to the Q&A entitled “Who will pay the costs in connection with the Reorganization?”, please disclose if JPMIM has the ability to recoup such costs.

Response: The disclosure has been revised to clarify the costs in connection with the Reorganization are not subject to recoupment by JPMIM.

Comment 5: Please include hyperlinks for documents that are incorporated by reference throughout the document.

Response: The disclosure has been revised accordingly.

Comment 6: On page 30, in the first paragraph under the section entitled “Information of the Plan,” for clarity, please disclose that “[t]he expected Closing Date of the Reorganization is on or about September 26, 2025.”

Response: The disclosure has been revised accordingly.

***

Should members of the Staff have any questions or comments concerning this letter, please call Allison M. Fumai of Dechert LLP at 212-698-3526.

Sincerely,

/s/ Zach Vonnegut-Gabovitch
Zach Vonnegut-Gabovitch
Assistant Secretary